Exhibit 4.10

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of June 24, 2022, by and between:

1.	China Online Education Group, a company organized and existing under the laws of the Cayman Islands (the “Seller”); and
2.	Dasheng Holding (HK) Limited, a company organized and existing under the laws of Hong Kong (the “Purchaser”).

Each of the parties above shall be referred to individually as a “Party” and collectively as the “Parties”.

RECITALS

Whereas, Jiajia Huang, as the director and chief executive officer of the Seller, has proposed to acquire the Mainland Business (as defined below) of the Seller conducted in mainland China, by acquiring all of the equity interests of China Online Education (HK) limited (the “Company”), a wholly-owned subsidiary of the Seller, and all of its subsidiaries and the variable interest entities controlled by the Company (collectively with the Company, the “Target Companies”), to ensure the Seller’s compliance with the Applicable Law in the People’s Republic of China; as of the date hereof, the structure of the Company is set forth as Exhibit I;

Whereas, the Seller holds 1 ordinary share of the Company;

Whereas, the Purchaser is an entity indirectly controlled by Jiajia Huang; and

Whereas, the Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, 1 ordinary share (the “Sale Share”) of the Company held by the Seller pursuant to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements contained herein and intending to be legally bound hereby, the Parties hereto agree to as follows:

1.	Definitions.

1.1Definitions.

The following terms used in this Agreement shall have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person.  For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Agreement” is defined in the introductory paragraph of this Agreement.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Closing” shall have the meaning set forth in Section 2.2 hereof.

“Company” is defined in the recitals of this Agreement.

“Confidential Information” shall have the meaning set forth in Section 12 hereof.

“Cooperation Agreement” shall have the meaning set forth in Section 7 hereof.

“Dasheng Zhixing” means Beijing Dasheng Zhixing Technology Co., Ltd. (北京大生知行科技有限公司), one of the Target Companies.

“Dasheng Zhiyun” means Shenzhen Dasheng Zhiyun Technology Co., Ltd. (深圳市大生智云科技有限公司), one of the Target Companies.

“Evaluation Date” means April 30, 2022.

“Governmental Authority” means any nation or government or any province or state or any other political subdivision thereof, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization.

“Group Companies” means the Seller and each Person (except individuals) controlled by the Seller and their respective subsidiaries from time to time, excluding the Target Companies, unless the text specifically indicates otherwise, and each a “Group Company”.

“HKIAC Rules” means the Hong Kong International Arbitration Centre Administered Arbitration Rules.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Mainland Business” means the online English tutoring business conducted by the entities controlled by the Company in the mainland of China (exclusive of Hong Kong, Macau Special Administrative Region and Taiwan) as of the Closing, including the business of: (i) on-line English tutoring for K-12 students in mainland China taught by foreign teachers (the “K-12 Business”); (ii) all-round proficiency (SuYang) lessons taught by Chinese teachers in English language; and (iii) adult English lessons taught by foreign teachers.

“Overseas Business” means the online English tutoring business conducted by the Group Companies outside the mainland China, including but not limited to the business conducted in Hong Kong, Macau Special Administrative Region and Taiwan.

“Sale Share” is defined in the recitals of this Agreement.

“Seller” is defined in the introductory paragraph of this Agreement.

“Target Companies” is defined in the introductory paragraph of this Agreement.

“Transaction” shall have the meaning set forth in Section 2.2 hereof.

“Liens” shall have the meaning set forth in Section 2.1 hereof.

“Material Adverse Effect” means a material adverse effect on the condition (financial or otherwise), business, assets, results of operations or prospects of the business.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Purchase Price” shall have the meaning set forth in Section 2.1 hereof.

“Purchaser” is defined in the introductory paragraph of this Agreement.

“Warrant” shall have the meaning set forth in Section 6 hereof.

1.2Other Definitional and Interpretative Provisions.

The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law.

2.	Purchase and Sale at Closing.

2.1Agreement to Purchase and Sell.

Subject to the terms and conditions of this Agreement, the Seller hereby agrees to sell to the Purchaser free and clear of any claim, mortgage, lien, pledge, option, charge, security interest, encumbrance or other similar right of any third parties (the “Liens”), and the Purchaser agrees to purchase from the Seller, at the Closing (as defined below), the Sale Share for an aggregate consideration of US$1 (the “Purchase Price”), considering the total enterprise value of the Target Companies is comprised of the existing total liabilities and obligations (including advances from students in mainland China) of the Target Companies according to the asset appraisal report with evaluation date of April 30, 2022 (“Evaluation Date”) issued on June 21, 2022.

2.2Closing.

The consummation of the purchase and sale (the “Transaction”) contemplated in Section 2.1 hereof (the “Closing”) shall take place remotely via the exchange of documents and signatures as soon as practicable, but in no event later than five (5) business days after all closing conditions set forth in Section 5 hereof have been waived or satisfied, or at such other time and place as the Seller and the Purchaser may mutually agree upon.

2.3Closing Deliveries.

(a)

At the Closing, the Seller shall deliver to the Purchaser an instrument of transfer and sold note in respect of the Sale Share, in form and substance satisfactory to the Purchaser, duly executed by the Seller in favor of the Purchaser (and, if applicable, any power of attorney under which any such documents are executed on behalf of the Seller);

(b)

At the Closing, the Seller shall deliver to the Company the share certificate representing the Sale Share that the Seller is selling pursuant to Section 2 hereof, immediately after the receipt of which the Company shall duly cancel such share certificate;

(c)

At the Closing, the Company shall deliver to the Purchaser (i) a copy of the Company’s register of members certified by the Company’s registered agent and updated to reflect the transfer of the Sale Share, and (ii) the duly executed share certificate issued in the name of the Purchaser representing the Sale Share.

2.4Cash Assets, Liabilities and Obligations.

The Parties acknowledge that as of the Evaluation Date, certain cash assets in the amount of US$94,841,973 shall be vested in the interests of Mainland Business, including the amount of RMB50,000,000 in the escrow account of Dasheng Zhixing as deposits used for refunds of the students in Beijing, with the corresponding advances received from customers as of the Evaluation Date in the amount of US$186,036,610; certain cash assets in the amount of US$21,119,875 shall be vested in the interest of Overseas Business with additional US$1,000,000 due from Mainland Business before the Closing and the corresponding advances received from customers as of the Evaluation Date in the amount of US$7,661,056. The Group Companies and the Target Companies shall perform their respective obligations with corresponding advance payments. The financial statements of the Seller and the Purchaser as of the Evaluation Date are set forth in Exhibit IV. Since the Evaluation Date, the Purchaser is not indebted to the Seller, nor is the Seller indebted to the Purchase (other than those stipulated in this Agreement or incurred in the ordinary course of business).

The Parties agree that: (i) since the Evaluation Date, any and all liabilities incurred by or arising from operation of the Mainland Business of the Target Companies, including without limitation, penalty, request to refund, etc., shall be borne by the Purchaser, regardless of whether such liabilities incurred by or arising from the activities of such Target Companies before or after the Evaluation Date; and (ii) the Parties shall bear their respective cost, fees, expenses and taxes since the Evaluation Date, regardless of whether such cost, fees, expenses and taxes are incurred before or after the Evaluation Date.

3.	Representations and Warranties of the Seller.

The Seller represents and warrants to the Purchaser, as of the date hereof and the date of the Closing, as follows:

(a)

The Sale Share is fully paid or credited as fully paid and is held free and clear of any and all Liens.  There are no actions, suits, claims, proceedings or investigations pending against the Seller at law, in equity or otherwise, in, before, or by, any court or governmental entity or other third party related to the Company, the Sale Share or any interest therein, or the Transaction contemplated hereby.

(b)

The Company is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation.  No administrator, receiver or statutory manager has been appointed in respect of the whole or part of the assets and undertaking of the Company. Neither the Company is insolvent or in liquidation, and nor any order has been made or effective resolution passed for the liquidation or winding up of the Company.

(c)

The Seller is the sole legal and beneficial owner of the Sale Share. The Seller has all requisite power and authority to execute, deliver and perform this Agreement. All action on the part of the Seller (and, as applicable, its officers, directors and shareholders) necessary for the authorization, execution and delivery of this Agreement, and the performance of all obligations of the Seller hereunder, has been taken.  This Agreement has been duly executed and delivered by the Seller.  This Agreement constitutes legally valid and binding obligations of the Seller, enforceable against each of them in accordance with its terms.

(d)

The execution, delivery and performance by the Seller of its obligations under this Agreement will not (i) in the case of the Company, violate, or constitute a breach or default under, any provision of its articles of association or other charter documents, or its board resolutions or shareholders’ resolutions; (ii) violate, or constitute a breach or default under any provision of any other agreement to which any of them is bound; (iii) result in a breach of or give any third party a right to terminate or modify any agreement to which any of them is a party or by which any of them is bound; (iv) violate any law, statute or regulation or any injunction, order or decree of any government entity or court to which any of them is subject; or (v) result in the creation of any Lien on any Sale Share.

(e)	The acquisition of the Sale Share by the Seller from the Company is in compliance with all Applicable Law.
4.	Representations and Warranties of the Purchaser.

The Purchaser hereby represents and warrants to the Seller as follows:

(a)	The Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.
(b)

The Purchaser has all requisite power, authority and capacity to enter into this Agreement, and to perform its obligations hereunder and thereunder.  This Agreement has been duly authorized, executed and delivered by the Purchaser.  This Agreement, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally and to general equitable principles.

(c)

The execution, delivery and performance of this Agreement by the Purchaser do not and will not (i) violate, conflict with or result in the breach of any provision of its articles of association or other charter documents; or (ii) conflict with or violate any law, statute or regulation or any injunction, order or decree of any government entity or court to which any of them is subject, or any of its assets, properties or businesses.

5.	Conditions to Closing.

5.1Conditions of the Purchaser’s Obligations at the Closing.

The obligations of the Purchaser to consummate the Transaction hereof are subject to the fulfillment, or waiver by the Purchaser, of the following conditions:

(a)

The representations and warranties made by the Seller in Section 3 hereof shall be true and correct when made, and shall be true and correct as of the Closing with the same force and effect as if they had been made on and as of the Closing.

(b)

The Seller shall have obtained any and all approvals necessary for consummation of the Transaction contemplated by this Agreement, including but not limited to: (i) the resolutions of the board of the Seller; (ii) the resolutions of the board and the shareholder of the Company approving this Agreement and sale of the Sale Share at or before the Closing.

(c)

The Seller shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

(d)

No Action shall have been threatened or instituted against the Seller, the Company, or the Purchaser to enjoin, challenge the validity of, or assert any liability against any of them on account of, the transaction contemplated by this Agreement.

(e)	There shall have been no Material Adverse Effect on the Company before the Closing.

5.2Conditions of the Seller’s Obligations at the Closing.

The obligations of the Seller to consummate the Transaction hereof are subject to the fulfillment of the following conditions:

(a)	The representations and warranties of the Purchaser contained in Section 4 hereof shall be true and correct as of the Closing.
(b)

The Purchaser shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

6.	Warrant

After the Closing, the Purchaser shall grant a right to the Seller to purchase certain newly issued shares which is up to 99% of the outstanding shares of the Mainland Business with an exercise price equal to US$1 (the “Warrant”).  The expiration date for exercise of the Warrant will be the 5th anniversary of the Closing.  The exercise price of the Warrant shall have full ratchet anti-dilution protection on the price and the number of shares issuable with respect to any future down round equity offering of the Mainland Business.  The exercise of the Warrant shall be subject to Applicable Law in the People’s Republic of China, as well as requirements of competent government authorities.

For the avoidance of doubt, any new business developed by the Company or the entities controlled by the Company after the Closing shall not be deemed as the Mainland Business and the Warrant does not cover the equity interest of such new business.

7.	The Cooperation Arrangement during Certain Period

Prior to or at the Closing, the Seller shall execute a cooperation agreement as set forth in Exhibit II (the “Cooperation Agreement”) with the Purchaser regarding the cooperation of certain intellectual properties, service provisions and other arrangement during certain period.

8.	Conduct of Business

Except (a) as contemplated or permitted by this Agreement, (b) as required by Applicable Law, or (c) as agreed in writing by the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Closing, the Company (x) shall and shall cause other Target Companies to, conduct its business in the ordinary course of business in all material respects and use commercially reasonable efforts to preserve its business organization substantially intact and maintain its existing material relations and goodwill with key customers, suppliers, creditors and those Persons with whom the Company or any of Target Companies has business relationships that are material to the Target Companies, taken as a whole, (y) shall and shall cause other Target Companies to, use commercially reasonable efforts to keep available the services of their current officers and key employees.

9.	Non-Competition

9.1After the Closing, the Purchaser shall not, and shall procure each of the Target Companies and each of their officers, directors and employees not to, directly or indirectly, own any interest in, manage, control, participate in (whether as an owner, operator, manager, consultant, officer, director, employee, investor, agent, representative or otherwise), consult with, render services (including through outsourcing, or as an intermediary or agent or otherwise) for or otherwise engage in or provide assistance to any business competing with Overseas Business.

9.2The Parties agree that if within five years after the Closing (the “Triggering Period”), the Chinese government enacts laws or regulations providing that: (i) foreign teachers outside mainland China are allowed to teach K-12 students in mainland China online, and (ii) public companies and foreign-owned enterprises are allowed to control entities that operating the K-12 Business through contractual arrangement (or VIE structure) or otherwise (together with (i), the “Triggering Events”), then the Purchaser then shall not, directly or indirectly, own any interest in, manage, control, participate in (whether as an owner, operator, manager, consultant, officer, director, employee, investor, agent, representative or otherwise), consult with, render services (including through outsourcing, or as an intermediary or agent or otherwise) for or otherwise engage in or provide assistance to any K-12 Business during the five year period beginning from the first date that the Triggering Events have both occurred. For the avoidance of doubt, nothing in this Agreement shall restrict the ability of the Seller to conduct the K-12 Business at anytime.

10.	Governing Law.

This Agreement shall be governed by and construed under the laws of the Hong Kong, without regard to principles of conflict of laws thereunder.

11.	Dispute Resolution.

The Parties agree to negotiate in good faith to resolve any dispute between them regarding this Agreement.  In the event that the Parties are unable to settle a dispute between them regarding this Agreement, such dispute shall be referred to and finally settled by arbitration at the Hong Kong International Arbitration Centre in accordance with the HKIAC Rules in effect, subject to the following: (i) the seat of arbitration shall be Hong Kong; (ii) the arbitration tribunal shall consist of three arbitrators to be appointed according to the HKIAC Rules; and (iii) the language of the arbitration shall be English.  The prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

12.	Confidentiality.

Each Party shall, and shall procure that its agents, representatives, Affiliates, employees, officers and directors or any Person connected with it shall, maintain strict confidence and secrecy in respect of the existence, form and substance of this Agreement and all information relating to the Transaction (“Confidential Information”).  The obligations in this Section shall continue to apply to a Party even after such Party ceases to be a holder of any of the Sale Share.  No announcement concerning this Agreement shall be made by either Party without the prior written consent of the other.  However, a Party may disclose Confidential Information if and to the extent: (i) it is required by any law, statute or regulation to which such Party is subject or for the purpose of any judicial proceedings; (ii) it is required by any court or governmental entity to which it is subject or submits (whether or not the requirement for information has the force of law); (iii) it is disclosed on a strictly confidential basis to its Affiliates or representatives (or to representatives of its Affiliates) on a need to know basis, or its consultants and professional agents for the purpose of consummating the Transaction; (iv) it was lawfully in its possession or in the possession of any of its Affiliates or representatives free of any restriction as to its use or disclosure prior to it being so disclosed; (v) the information is or has come into the public domain through no fault of that Party or any of its Affiliates or representatives; (vi) to the extent such Confidential Information relates to another Party, such other Party has given prior written consent to the disclosure; (vii) it is required to enable that Party to perform this Agreement or enforce its rights under this Agreement; and provided that, to the extent permitted by Applicable Law, any Confidential Information to be disclosed in reliance on Item (i) or Item (ii) of this Section shall, to the extent such Confidential Information relates to another Party, be disclosed only after consultation with such other Party and the Party intending to disclose the Confidential Information shall take into account the reasonable comments or requests of such other Party.

13.	Taxes and Fees.

Each Party shall pay all of its own costs and expenses incurred in connection with the negotiation, execution, delivery and performance of this Agreement and the transactions contemplated hereby and thereby.  The Seller shall conduct all tax filings and declarations and fully pay all taxes in connection with the transfer of the Sale Share hereunder in accordance with all the Applicable Law.

14.	Notices.

All notices, requests, demands, consents and other communications required to be given by each Party to any other Party shall be in writing and delivered by hand delivery or courier; prepaid registered letter sent by first class mail (express courier if to an address in a country other than the country in which the sender is situated), return receipt request or email to the applicable Party at the address or email address as designated by such Party. The address of each Party is set forth in Exhibit III and a Party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section by giving the other Parties written notice of the new address in the manner set forth above.

15.	Miscellaneous.

15.1This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.  A facsimile or scanned signature shall be deemed an original.

15.2Any term of this Agreement may be amended only with the written consent of all the Parties hereto.

15.3Each of the rights, powers and remedies of the Parties hereto will be considered to be cumulative with and in addition to any other rights, powers and remedies available at law or in equity.  If one or more of the provisions of this Agreement should, for any reason, be held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not affect any other provisions of this Agreement.

15.4No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the Party waiving such provision.  No failure or delay by a Party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy.  Without limiting the foregoing, no waiver by a Party of any breach by any other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.

15.5This Agreement, represents the entire understanding and constitutes the whole Agreement among the Parties relating to the subject matter hereof and supersedes any prior agreements or understandings relating to such subject matter.

15.6A Person who is not a party to this Agreement shall not have any right to enforce any term contained herein this Agreement.

15.7The rights of each Party under this Agreement shall not be assignable by such Party without the written consent of each other Party.

15.8The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

SELLER:

China Online Education Group

By:	/s/ Shengwen Rong
Name: Shengwen Rong
Title: Audit Committee Chair

Signature Page to Share Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

PURCHASER:

Dasheng Holding (HK) Limited

By:	/s/ Huang Jiajia
Name: HUANG Jiajia (黄佳佳)
Title: Director

Signature Page to Share Purchase Agreement

Exhibit I

A.The structure of the Company immediately prior to the Closing

B.The structure of the Company immediately after the Closing

Notes:

(1) Jiajia Huang holds 80% of the equity interest in Dasheng Zhiyun, Caijian Jia holds 10% of the equity interest in Dasheng Zhiyun, and Jing Chen holds 10% of the equity interest in Dasheng Zhiyun.

(2) Jiajia Huang holds 72.2750% of the equity interest in Dasheng Zhixing, Ting Shu holds 25.7250% of the equity interest in Dasheng Zhixing, and Caijian Jia holds 2.0000% of the equity interest in Dasheng Zhixing.

(3) In June 2013, Beijing Dasheng Online Technology Co., Ltd. (北京大生在线科技有限公司) was incorporated as a wholly-owned subsidiary of the Company.

(4) In January 2021, Hainan Dasheng International Technology Co., Ltd. (海南大生国际科技有限公司) was incorporated as a wholly-owned subsidiary of the Company.

(5) In December 2016, Shanghai Zhixing HelloWorld Information Consulting Co., Ltd. (上海知行哈沃信息咨询有限公司) was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct our business operations in Shanghai.

(6) In February 2021, Dasheng Zhixing (Tianjin) Training School Co., Ltd. (大生知行(天津)培训学校有限公司) was incorporated as a wholly-owned subsidiary of Dasheng Zhixing.

(7) In April 2021, Shenzhen Dasheng Zhixing Education Technology Co., Ltd. (深圳大生知行教育科技有限公司) was incorporated as a wholly-owned subsidiary of Dasheng Zhixing.

(8) In January 2017, Wuhan Houdezaiwu Online Technology Co., Ltd. (武汉厚德载物在线科技有限公司) was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct business operations in Wuhan.

(9) In March 2021, Guangzhou Dasheng Zhixing Education Technology Co., Ltd. (广州大生知行教育科技有限公司) was incorporated as a wholly-owned subsidiary of Dasheng Zhixing.

Exhibit II

The Cooperation Agreement

Exhibit III

Notices

If to the Seller:

Attn:	Min Xu
Address:	3/F, Deshi Building, 9 Shangdi East Road, Haidian District, Beijing, China
Tel:	***
Email:	xumin@51talk.com

If to the Purchaser:

Attn:	Jiajia Huang
Address:	Room 607, Yuemeite Building, No.1 Gaoxin South 7th Road, High-tech Zone, Yuehai Street, Nanshan District, Shenzhen, Guangdong Province, China
Tel:	***
Email:	huangjiajia@51talk.com

Exhibit IV

A.Financial statements of the Seller

CHINA ONLINE EDUCATION GROUP
POST-DEAL PRO FORMA BALANCE SHEET
(In thousands)

	As of
	April 30, 2022
	Mainland China	Overseas
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	40,394	21,120
Restricted cash	7,341	—
Time deposits	1,058	—
Short-term investments	42,516	—
Inventory	140	—
Prepaid expenses and other current assets	10,637	1,901
Amount due from Mainland China	—	1,000
Total current assets	102,086	24,021

Non-current assets
Property and equipment, net	1,329	94
Intangible assets, net	1,325	112
Right-of-use assets	3,567	1,220
Time deposits	4,533	—
Deferred tax assets	6,585	37
Other non-current assets	647	141
Total non-current assets	17,986	1,604

Total assets	120,072	25,625

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Contingent liabilities	62,820	—
Advances from students	185,885	7,661
Accrued expenses and other current liabilities	8,909	3,570
Amount due to Overseas	1,000	—
Lease liability	5,980	146
Taxes payable	1,986	577
Total current liabilities	266,580	11,954
Non-current liabilities
Advances from students	152	—
Lease liability	1,765	676
Other non-current liabilities	39	207
Total non-current liabilities	1,956	883
Total liabilities	268,536	12,837
Total shareholders’ deficit	(148,464)	12,788
Total liabilities and shareholders’ deficit	120,072	25,625